McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, Virginia 23219

October 23, 2013

VIA EDGAR AND OVERNIGHT COURIER

Mr. Duc Dang
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	Apple REIT Nine, Inc.
Registration Statement on Form S-4
Filed September 11, 2013
File No. 333-191084

Dear Mr. Dang:

On behalf of Apple REIT Nine, Inc. (“Apple Nine” and the “Company”), we hereby submit the response of Apple Nine to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated October 10, 2013 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).  We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and general updates.  In connection with this letter and the filing of Amendment No. 1, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement as filed on September 11, 2013, and four clean courtesy copies of Amendment No. 1.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  To assist your review, we have retyped the headers from the Comment Letter (underline and bold) and the text of the Staff’s comments (italics) below.  The responses and information below are based upon information provided to us by Apple Nine, Apple REIT Seven, Inc. and Apple REIT Eight, Inc. (collectively, the “Apple REITs”).

Staff Comments and Company Responses

Prospectus Cover Page

1.  Please revise to state the total number of shares of Apple REIT Nine common stock to be issued pursuant to the registration statement in connection with the merger.

In response to the Staff’s comment, Amendment No. 1 has been revised on the cover page to the joint proxy statement/prospectus.

Questions and Answers About the Special meetings and the Mergers, page 1

General

2.  Please include a question and answer to explain why this merger is being proposed.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 2.

3.  Please include a question and answer to briefly explain how the merger consideration was determined and provide a cross reference to the location of the more detailed discussion.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 2.

4.  Please relocate the question and answer that begins with “How do the Apple REIT boards recommend…” to this section and explain the interrelated nature of the committees for each board.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 2.

Do the Apple Seven, Eight, and Nine directors and officers have any interests in the mergers, pages 3, 4, and 6

5.  Please briefly highlight the consideration paid for the various Series B convertible shares and the approximate pro forma book value of the shares to be received.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 3, 5 and 7.

The following questions and answers apply to Apple Seven, Apple Eight and Apple Nine shareholders:, page 8

Q. Am I entitled to exercise appraisal rights?, page 11

6.  Please revise to briefly explain the conditions that must be met to exercise dissenters’ rights of appraisal.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 11.

Summary Term Sheet

Further Information Relevant to the Apple REIT Special Meetings

Solicitation of Proxies; Costs, page 18

7.  We note your disclosure that David Lerner Associates, Inc. has been engaged to assist in the solicitation of proxies from the shareholders. Please specifically disclose the material features of the contract between the registrant and David Lerner Associates, Inc. with respect to the distribution and solicitation of proxies. Please refer to Item 18 of Form S-4 and Item 4(a)(3) of Schedule 14A.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 52, 55 and 59.

8.  In light of your arrangement with David Lerner Associates, Inc., please also confirm that you will file any scripts, outlines, instructions or other written materials you will furnish to individuals soliciting proxies. Refer to Rule 14a-6(c) of Regulation 14A.

Apple Nine respectfully advises the Staff that it will file any scripts, outlines, instructions or other written materials that Apple Nine will furnish to individuals soliciting proxies, with the Commission.

9.  Please also revise, as appropriate, in each of the sections for Apples Seven, Eight and Nine to tell us whether any portion of David Lerner’s fee is contingent upon the closing of the merger transaction.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 18, 52, 55 and 59.

Reasons for the Mergers, page 20

10.  We note your disclosure here and elsewhere that you make “no recommendation” regarding the proposals. However, you preface your disclosure with the boards’ views that the mergers are “advisable and in the best interests of the Apple REITs and their shareholders.” Please tell us how your disclosure is consistent.

The Company respectfully advises the Staff that the disclosure on page 20 and elsewhere regarding the “no recommendation” of the proposals is consistent with the actions taken by the boards of the Apple REITs as allowed under Virginia law.

Pursuant to Section 13.1-718 of the Virginia Stock Corporation Act (the “VSCA”), a board of directors needs to take two actions on a plan of merger. First, the board of directors needs to adopt the plan of merger. See Section 13.1-718(A)(1) of the VSCA.  To adopt a plan of merger, each director of a Virginia company must discharge his duties under Section 13.1-690 of the VSCA “in accordance with his good faith business judgment of the best interests of the corporation.”  Second, the board of directors has to submit the plan of merger to the shareholders.  With the submission to the shareholders, the “board of directors shall also transmit to the shareholders a recommendation that the shareholders approve the plan, unless the board of directors makes a determination that because of conflicts of interest or other special circumstances it should not make such a recommendation, in which case the board of directors shall transmit to the shareholders the basis for that determination.” Section 13.1-718(A)(2).

For the mergers, as described on page 20 and elsewhere in the joint proxy statement/prospectus, each of the boards of the Apple REITs, based on the recommendation of each of their special committees:

•	adopted the plan of merger after deeming it advisable and in the best interests of the corporation and its shareholders; and

•	determined it should make no recommendation to its shareholders with respect to the applicable mergers because of the overlap among the directors of the Apple REITs.

Interests of Apple REIT Directors and Executive Officers in the Merger, page 21

11.  Please revise to quantify the value of each of the interests referenced. Provide similar disclosure in the risk factor that begins with “Some of the directors and executive officers…” on page 36.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 21 and 36.

Conversion Agreements, page 25

12.  Please clarify how the conversion agreements serve as an inducement to the Apple REITs.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 25.

Description of Apple Nine Common Shares, page 27

13.  We note your disclosure here and elsewhere that distributions from “anticipated cash generated from operations” are expected to be $0.62-$0.72 per share. Please discuss the basis for this anticipation. Also, please provide a table showing the sources of the three companies’ distributions during the last fiscal year and the most recent interim period. Provide similar coverage disclosure in your risk factor on page 43.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 27 and 43.

Risk Factors

Risks Related to the Business of Apple Nine Following the Mergers

General

14.  Please include a discussion in this section of how the mergers may impact your ability to honor redemption requests.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 43.

15.  Please include a risk factor to discuss the attending risks of the conversion of all Series B preferred shares to common stock in Apple Nine.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 35.

Securities-class action lawsuits and governmental regulatory oversight…, page 39

16.  Please supplement this risk factor subheading and narrative to reflect current ongoing litigation/governmental investigations or advise.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 39.

Certain loans are and may be secured by mortgages…, page 42

17.  Revise to disclose the currently outstanding loan amounts and the number of properties that secure such loans.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 42.

Apple Nine will not attempt to calculate its net asset value on a regular basis, page 43

18.  Please revise to clarify if you have ever calculated the net asset value of Apple Nine and the current frequency, if any, of such calculation.

This risk factor has been revised on page 43 of Amendment No. 1 to discuss estimation of the fair market value of Apple Nine common shares.  Apple Nine has not in the past calculated its net asset value or engaged a third party expressly for such purpose; however, in connection with the potential consolidation transaction considered in 2011 and 2012 and in connection with the currently proposed mergers, financial advisors for the respective special committees undertook various analyses, including analyses of the relative valuations of Apple Nine and the other Apple REITs.  In addition, as noted in Footnote 1 to the Unaudited Pro Forma Condensed Consolidated Financial Statements included as Exhibit N to the joint proxy statement/prospectus, Apple Nine has engaged a third party valuation firm to assist in determining the final value of Apple Nine common shares as of the date the mergers close in connection with preparation of Apple Nine’s financial statements.

The Apple Nine Special Meeting

Purpose of the Apple Nine Special Meeting, page 57

19.  We note that proposals enumerated in bulleted items 3 and 5 appear to cover several related, but distinct issues that should be presented to shareholders for separate votes. Please revise as appropriate or tell us why you believe it is appropriate to bundle these proposals together. Please make conforming changes elsewhere in your filing.

In response to the Staff’s comment, Amendment No. 1 has been revised to include a separate proposal for each of the four items previously included in proposal 3, and a separate proposal for each of the four items previously included in proposal 5.

The Mergers

Background of the Mergers, page 62

20.  Please revise to explain the independence, if any, of the members of the special committees and identify any relationships with the other board members of any of the Apple REITs.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 63.

21.  We note your reference to the “level of shareholder interest in liquidity indicated by requests for redemption….” Please revise to clarify whether the Apple REITs were able to satisfy all redemption requests. If not, discuss the experience with unfulfilled requests.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 62.

22.  Please provide us supplementally with copies of any non-public information — board books, documents, financial forecasts, projections, presentations, and reports — reviewed by the boards for each company. We may have additional comments.

In response to the Staff’s comment, copies of the presentation materials prepared by (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) in connection with its opinion to the Apple Seven special committee, dated August 6, 2013, (ii) KeyBanc Capital Markets Inc. (“KBCM”) in connection with its opinion to the Apple Eight special committee, dated August 6, 2013 and (iii) Citigroup Global Markets Inc. (“Citigroup”) in connection with its opinion to the Apple Nine special committee, dated August 6, 2013, are being provided to the Staff by the respective counsel of each of BofA Merrill Lynch, KBCM and Citigroup, respectively, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended.  In accordance with such rules, the respective counsel for each of BofA Merrill Lynch, KBCM and Citigroup has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letters, the respective counsel for each of BofA Merrill Lynch, KBCM and Citigroup also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

In addition, the presentation materials from management of the Apple REITs provided to the boards of directors of the Apple REITs on June 19, 2013 is being provided to the Staff under separate cover by McGuireWoods LLP on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended.  In accordance with such rules, we have requested that these materials be returned promptly following completion of the Staff’s review thereof.  We also have requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

23.  The descriptions of certain of the board meetings appear vague. For instance, we note your description of the meetings that occurred on June 25, 2013. You should describe the “status of the negotiation of the draft merger agreement” in greater detail, including the nature and substance of the deliberations conducted at the meeting. What conclusions did the non-management directors of each of the Apple REIT boards reach at these meetings? The disclosure should provide stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions. Provide conforming changes throughout this section.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 64, 65, and 66.

24.  Throughout this section, you refer to meetings to analyze and discuss the fairness of the consideration. Please revise to fully explain the factors considered and the process undertaken in formulating the exchange ratios. Identify the parties that took part in the process of determining the exchange ratios.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 63 and 66.

25.  Please revise to discuss the benefits to be received by the persons, if any, that made the proposal to become self-managed.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 63.

26.  Revise to explain when the special committee for Apple Seven agreed to forego soliciting expressions of interest or other proposals. In discussing the reasons for the merger, discuss how the special committee made the determination that the merger was in the best interest of the company, considering that no strategic alternatives were sought.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 65, 66, 71, 74, and 77.

27.  Please expand your disclosure in this section to detail the third party consents that must be obtained by all Apple entities to consummate the merger. Confirm that you plan to update future filings to reflect the status of the consents.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 69 and 124.  In addition, Apple Nine confirms that it plans to update future filings to reflect the status of the consents.

Apple Seven’s Reasons for the Mergers, page 69

Apple Eight’s Reasons for the Mergers, page 73

Apple Nine’s Reasons for the Mergers, page 76

28.  Please expand your disclosure to explain in more detail how each of the listed factors affected the board’s deliberations.

In response to the Staff’s comment as discussed on pages 72, 75 and 79, the board of directors of each of the Apple REITs as well as the respective special committees, did not quantify or assign any relative weights to the factors considered.  Instead, their respective decisions were made after an overall review of the positive and negative factors considered.  In addition, individual members of the boards or committees may have given different weights to different factors.  Consequently, the Apple REITs do not believe it is possible to provide further disclosure on how each of the listed factors affected the deliberations.

29.  Please revise to explain what you mean by “superior value creation opportunities.” If the board did not quantify the anticipated opportunities, please disclose that fact and explain why it did not.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 69, 73 and 76.

30.  We note under the negative factors the board considered anticipated cost savings. Please revise to quantify the anticipated savings resulting from the merger.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 70, 71, 73, 74, 77 and 78.

31.  We note the reference to “net asset value analysis” in the section discussing the financial advisors. Please revise to clarify if appraisals or valuations were performed on the assets and liabilities of the three participants in this merger and include an early question and answer highlighting this fact. If no appraisals or valuations were obtained, discuss how the lack of such information was considered.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 2, 64 and 65.

Apple Seven, Eight and Nine Financial Analyses, pages 82-98

32.  Please provide a more detailed discussion of the factors considered by the financial advisors in selecting the comparable companies for the comparable company analyses.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 82, 88 and 95.

33.  Please also describe in greater detail the distinguishing characteristics between Apples Seven, Eight, and Nine and the referenced companies. Disclose the referenced companies’ total revenue and net income and compare them to the relevant Apple REITs.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 82, 88 and 95.

We note the Staff’s request to disclose the referenced companies’ total revenue and net income and compare them to the relevant Apple REITs.  However, because each of the financial advisors has advised that it did not base its selection of companies comparable to the applicable Apple REIT on total revenue and net income, we respectfully advise the Staff that we believe such disclosure to be inapplicable in this case.  A further summary of the comparable company analysis undertaken by each of the financial advisors, including a summary of pertinent factors considered in undertaking such analysis, is available beginning on pages 82, 88 and 96 of Amendment No. 1.

34.  Provide similar distinguishing discussions for the selected precedent transactions.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 83, 90 and 96.

Other Factors, page 85

35.  Please explain more specifically how such factors tied specifically to your value estimates.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 85.  We also note the disclosure on page 82 of Amendment No. 1 in the section entitled “Selected Publicly Traded Companies Analyses” that further describes the analysis undertaken by BofA Merrill Lynch relating to certain of these factors.

Projected Financial Information of Apple Seven, Apple Eight, and Apple Nine and the Combined Company, page 99

36.  Please revise to discuss the basis and assumptions underlying the projections disclosed. Also, please present each company’s historical performance based on these metrics so that investors may evaluate the trend imbedded in the projections and better understand the analyses disclosed in the preceding sections.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 99 and 100.

37.  We note the reference to discounted cash flow on the projections and the use of unlevered free cash flow, weighted average cost of capital and cap rate projections. Please tell us why such measures are not discussed in this section and explain management’s basis for such numbers and how such measures compared to your historical performance.

The Company respectfully advises the Staff that the references to discounted cash flow, unlevered free cash flow, weighted average cost of capital and cap rate projections were all part of the financial analysis performed by each of the financial advisors to the Apple REIT special committees and are outlined in the summary of the financial analyses of each of the financial advisors on pages 79–98.  The information provided on page 99 was prepared by management and reviewed and used by the financial advisors in rendering their opinions on the proposed exchange ratios.

The Merger Agreement

Conditions to Complete the Mergers, page 122

38.  We note from Section 5.1(a) the Merger Agreement that satisfaction of the necessary state securities or blue sky authorizations is a condition to closing. Please revise here to provide a brief description of any such approvals and disclose the current status. Refer to Item 3(i) of Form S-4.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 122.

Amendment and Waiver, page 127

39.  Please revise to disclose how you will notify shareholders of any amendments or waivers to the merger agreement that do not require stockholder approval.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 127.

Material U.S. Federal Income Tax Consequences, page 147

40.  Prior to effectiveness, please update the references in this section to the tax opinions to be prepared by McGuireWoods to state that you have received such opinions.

The Company advises the Staff that a draft copy of the tax opinion has been concurrently filed with this correspondence and this opinion will be delivered and filed as an exhibit to a pre-effective amendment to the Registration Statement.  With respect to the tax opinions to be delivered as a closing condition, the joint proxy statement/prospectus states “If the condition relating to the tax opinions to be delivered at closing is waived, this joint proxy statement/prospectus will be amended and recirculated.”  See page 148 of Amendment No. 1.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page N-1

41.  Please revise footnote (B)(1) to disclose with sufficient specificity how you determined the preliminary estimate of the fair value of Apple Nine’s common stock and the accounting guidance you relied upon.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages N-5 and N-6.

42.  We note in footnote (E) that there is currently insufficient information to make a definitive allocation. Please revise to clarify whether you have performed a preliminary analysis of the fair value of the assets and liabilities of Apple Seven and Apple Eight and, if so, how you considered using it for presenting a preliminary allocation based on that information.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages N-7 and N-8.

43.  We note your disclosure on page O-92, P-51 and Q-60 relating to Apple REITs’ equity investment in Apple Air Holding, LLC (“Apple Air”) that are accounted for under the equity method. Please tell us the effect of the merger on your accounting for this investment and how it is reflected within your pro forma financial statements.

The Company respectfully advises the Staff that the combined company will own the same percentage of Apple Air as the sum of the individual companies (74%).  The combined company will be the majority owner and primary beneficiary of Apple Air and will consolidate Apple Air’s financial results. However, there is no significant impact on the combined company’s results of operations or total assets as compared to the sum of the individual companies results, therefore no adjustments have been made to the pro forma financial statements.  The combined company’s total investment in Apple Air at June 30, 2013 was approximately $5 million which is less than 10% of Apple Nine’s average asset balance over the last three years and therefore in accordance with Regulation S-X, Article XI, section 02(b)(3) is not required to be presented separately on the company’s pro forma balance sheet.  Also, total revenues and expenses of Apple Air for the year ended December 31, 2012 were approximately $1.0 million and $1.7 million respectively which are less than 15% of the average income attributable to Apple Nine over the last three years and therefore has not been presented as separate line items in the pro forma income statement in accordance with Regulation S-X.

44.  We note your disclosure on page 102 and footnote (F) on page N-10 relating to the subcontract agreement entered into with Apple Ten Advisors. Please revise to disclose how the fee for advisory services will be determined and the significance of this agreement to your financial statements.

In response to the Staff’s comment, Amendment No. 1 has been revised on page N-10.

45.  We note your disclosure on page 103 relating to the acquisition of Apple Fund Management. Please revise to disclose how you will account for this transaction, the accounting guidance you will rely upon, and why it has not been reflected within your pro forma financial statements.

In response to the Staff’s comment, Amendment No. 1 has been revised on page N-10.

Part II Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules, page 252

46.  We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft should be filed as EDGAR correspondence.

In response to the Staff’s comment, the Company has filed the exhibits with Amendment No. 1, other than the tax opinion. The Company advises the Staff that a draft copy of the tax opinion has been concurrently filed with this correspondence and this opinion will be delivered and filed as an exhibit to a pre-effective amendment to the Registration Statement.

We thank you for your assistance in this matter.  Please do not hesitate to call me at (804) 775-1031, or my colleague, James M. Anderson III at (804) 775-1044, with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ David W. Robertson

David W. Robertson

cc:           Bryan F. Peery, Apple REIT Companies
David P. Buckley, Apple REIT Companies
Michael B. Kirwan, Foley & Lardner LLP
Elizabeth G. Hester, Kaufman & Canoles, PC
Paul D. Manca, Hogan Lovells US LLP

Acknowledgement of Apple Nine

Apple Nine hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Apple Nine from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
Apple Nine may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Apple REIT Nine, Inc.

By: /s/ Bryan F. Peery
Name: Bryan F. Peery
Title: Chief Financial Officer

DRAFT 10/23/2013

Exhibit 8.1

[On McGuireWoods LLP Letterhead]

October [___], 2013

Apple REIT Seven, Inc.
814 East Main Street
Richmond, Virginia 23219

Apple REIT Eight, Inc.
814 East Main Street
Richmond, Virginia 23219

Apple REIT Nine, Inc.
814 East Main Street
Richmond, Virginia 23219

Ladies and Gentlemen:

We have acted as United States federal income tax counsel for Apple REIT Seven, Inc. (“Apple REIT Seven”), Apple REIT Eight, Inc. (“Apple REIT Eight”), and Apple REIT Nine, Inc. (“Apple REIT Nine”) (collectively, the “Apple REITs”) in connection with the merger of Apple REIT Seven and Apple REIT Eight into Apple Seven Acquisition Sub, Inc., and Apple Eight Acquisition Sub, Inc. (“Merger Subsidiaries”), respectively, each a wholly-owned subsidiary of Apple REIT Nine pursuant to that certain Merger Agreement dated August 7, 2013, by and among the Apple REITs and the Merger Subsidiaries (the “Mergers”).  This opinion letter is being delivered in connection with the joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) included in the registration statement on Form S-4, Registration No. 333-191084, initially filed by Apple REIT Nine with the Securities and Exchange Commission on September 11, 2013 pursuant to the Securities Act (as amended through the date hereof and together with the documents incorporated by reference therein, the “Registration Statement”) and is to be filed as Exhibit 8.1 to such Registration Statement.  We have been requested to render our opinion as to material United States federal income tax matters in connection with the Registration Statement and the Joint Proxy Statement/Prospectus pursuant to the Securities Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder (the “Rules”).  Capitalized terms used and not defined herein shall have the meanings assigned to them in the Joint Proxy Statement/Prospectus.

In rendering our opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Registration Statement, (ii) the Joint Proxy Statement/Prospectus, (iii) the Merger Agreement, and (iv) such other agreements and documents as we have deemed relevant and necessary, and we have made such investigations of law as we have deemed appropriate as a basis for the opinion expressed below.

1

In our examination, we have assumed, with your permission, (i) the authenticity of original documents, (ii) the accuracy of copies and the genuineness of signatures, (iii) that the execution and delivery by each party to a document and the performance by such party of its obligations thereunder have been authorized by all necessary measures and do not violate or result in a breach of or default under such party’s certificate or instrument of formation and by-laws or the laws of such party’s jurisdiction of organization, (iv) that each agreement represents the entire agreement between the parties with respect to the subject matter thereof, (v) that the parties to each agreement have complied, and will comply, with all of their respective covenants, agreements and undertakings contained therein, (vi) that the transactions provided for by each agreement were and will be carried out in accordance with their terms, (vii) that the factual representations made to us by the Apple REITs in their officer's certificates dated as of the date hereof and delivered to us for purposes of this opinion (the “Officer’s Certificates”) are true, correct and complete and will be true, correct and complete at the time of closing of the Mergers (as if made as of such time), and (viii) that any factual representations made in the Joint Proxy Statement/Prospectus or the Officer's Certificates “to the best knowledge of,” “in the belief of,” or similarly qualified are true, correct and complete without such qualification.  If any of the above described assumptions are untrue for any reason or if the Mergers are consummated in a manner that is inconsistent with the manner in which they are described in the Joint Proxy Statement/Prospectus, our opinion as expressed below may be adversely affected and may not be relied upon.

In rendering our opinion, with your permission, we have not undertaken any independent investigation or verification of any fact or matter set forth in any document or materials or any assumption upon which we have relied (including, without limitation, any statement or representation contained in the Officer’s Certificates), and we expressly disclaim any intent, undertaking, or obligation to make any such investigation or verification.

The opinion set forth below is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations (including temporary and proposed Treasury Regulations) issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect.  Our opinion is limited to the matters expressly stated herein.  Our opinion is rendered only as of the date hereof, and its validity could be affected by subsequent changes in applicable law.  We disclaim any undertaking to advise you or any other person with respect to any such change subsequent to the date hereof.  An opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue and is not binding on the IRS or the courts. Thus, there can be no assurance or guarantee that the IRS will not assert a contrary position with respect to an issue or any conclusions contained herein, or that a court will not sustain such a position if asserted by the IRS.

2

Based upon and subject to the foregoing,

(1)           the discussions contained in the Joint Proxy Statement/Prospectus under the caption “Material U.S. Federal Income Tax Consequences,” insofar as such discussions relate to legal conclusions with respect to matters of United States federal income tax law, represent our opinion and, subject to the qualifications, exceptions and limitations stated therein, such discussions are accurate in all material respects;

(2)           the Mergers will qualify as a “reorganization” within the meaning of section 368(a)(1)(A) of the Code; and

(3)           each of the Apple REITs will be a “party to a reorganization” within the meaning of section 368(b) of the Code.

We are rendering this opinion to you solely in connection with the Mergers, and this opinion may not be relied upon by any other person or for any other purpose without our prior written consent, except that this opinion may be relied on by persons entitled to rely on it pursuant to applicable provisions of federal securities law.  We hereby consent to the use of this opinion as an exhibit to Apple REIT Nine’s Registration Statement regarding the Mergers and the incorporation of this opinion by reference in the Registration Statement and to references to us under the heading “Legal Matters” and “Material U.S. Federal Income Tax Consequences” in the Registration Statement and in the Joint Proxy Statement/Prospectus relating to the Mergers.  In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act, or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

Very truly yours,

3